Exhibit 2.1
AMENDMENT NO. 5 TO DISTRIBUTION AGREEMENT
     This AMENDMENT NO. 5, dated as of March 31, 2008 (this “Amendment”) to the Distribution Agreement, dated as of January 15, 2007 (the “Distribution Agreement”), by and between VERIZON COMMUNICATIONS INC., a Delaware corporation (“Verizon”) and NORTHERN NEW ENGLAND SPINCO INC., a Delaware corporation (“Spinco”) as amended, is entered into by and between Verizon and Spinco. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Distribution Agreement, and all references to Recitals, Articles and Sections herein are references to Recitals, Articles and Sections of the Distribution Agreement.
     WHEREAS, state regulatory authorities in Maine, New Hampshire and Vermont have issued orders approving, subject to certain conditions, the transactions contemplated by the Distribution Agreement and Merger Agreement that necessitate certain amendments to the Distribution Agreement by Verizon and Spinco.
     NOW THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the agreements herein contained, the parties, intending to be legally bound hereby, agree as follows:
     1. Amendments to the Distribution Agreement.
     (a) The definition of “Current Assets” is hereby amended and restated to read in its entirety as follows:
     ‘“Current Assets’ means total current assets of Spinco and the Spinco Subsidiaries determined in accordance with the last sentence of Section 5.1(a), as of the opening of business on the Distribution Date, but excluding any amounts paid or payable pursuant to Section 7.8.”
     (b) The definition of “Target Working Capital” is hereby amended and restated to read in its entirety as follows:
     ‘“Target Working Capital’ means $50,500,000, provided that such amount will be reduced by the amount, if any, equal to (x) the sum of (i) any amount the Company pays or becomes obligated to pay to a Commitment Party (as defined in the Commitment Letter) pursuant to the fifth paragraph of the fee letter that is part of the Commitment Letter, and (ii) any amount the Company pays or becomes obligated to pay pursuant to the fee letter that is part of the Backstop Commitment, divided by (y) 0.39579.”
     (c) Article VII is hereby amended by adding the following as a new Section 7.8 thereof:

     Section 7.8 Contributions by Verizon.
     (a) At or prior to the Distribution and in addition to the assets and liabilities to be conveyed pursuant to Section 2.1(a) hereof, Verizon shall cause to be paid to Spinco, via transfer of immediately available funds, $292,200,000. In addition to such amount, Verizon shall cause to be paid at Verizon’s option, either (i) to Spinco at or prior to the Distribution, via transfer of immediately available funds, funds having a net present value equal to the payment described in subparagraph (ii) hereof (calculating the net present value using a discount rate equal to the two-year Treasury Bond Rate as of the close of business on the last Business Day prior to the Closing Date) as an additional contribution to the working capital of Spinco; or (ii) to the Surviving Corporation on the two-year anniversary of the Closing Date, via transfer of immediately available funds, $25,000,000.
     (b) Spinco (and, after the Closing, the Surviving Corporation) shall, and shall cause its Subsidiaries to, apply $31,700,000 of the amounts paid to Spinco pursuant to the first sentence of Section 7.8(a) in accordance with the requirements of the order of the Vermont Public Service Board, dated as of February 15, 2008, including Ordering Paragraphs 30 and 44 on pages 44 And 47, respectively, of such order and their counterpart Conditions 25 and 39 in Attachment 1 to the Certificate of Public Good issued therewith (and shall indemnify and hold harmless Verizon and its Subsidiaries for any Losses suffered by any of them as a result of any failure by Spinco or any of its Subsidiaries to so apply such funds). Verizon hereby releases, as of the Closing, any right to any refund of any portion of such funds. Without limiting the foregoing, within two Business Days following the Closing, the Surviving Corporation shall cause such funds to be deposited with a neutral administrator and shall not, and shall cause its Subsidiaries not to, withdraw any such funds unless a written certification by an authorized representative of the Surviving Corporation or its Affiliate that the funds requested to be withdrawn are for payment or reimbursement of expenses for which such funds are permitted under such order to be expended has been previously provided to such neutral administrator.
     (c) Spinco (and, after the Closing, the Surviving Corporation) shall, and shall cause its Subsidiaries to, apply (i) $25,000,000 of the amount paid to it by Verizon pursuant to the first sentence of Section 7.8(a) and (ii) the amount paid to it by Verizon pursuant to the second sentence of Section 7.8(a) in accordance with the order of the New Hampshire Public Utilities Commission, dated as of February 25, 2008. Spinco (and, after the Closing, the Surviving Corporation) shall indemnify and hold harmless Verizon and its Subsidiaries for any Losses suffered by any of them as a result of any failure by Spinco or any of its Subsidiaries to so apply such funds and shall not use any such funds to repay indebtedness or reduce the amount of debt that Spinco incurs on the Closing Date. Verizon hereby releases, as of the Closing, any right to any refund of any portion of such funds. Without limiting the foregoing, within two Business Days following the Closing, the Surviving Corporation shall invest such funds in a segregated bank account or in a segregated account denoting an investment in short term securities issued by institutions with a credit rating equal to or better than AA (or its equivalent).

     2. Confirmation of Distribution Agreement. Other than as expressly modified pursuant to this Amendment, all provisions of the Distribution Agreement remain unmodified and in full force and effect. The provisions of Article X of the Distribution Agreement shall apply to this Amendment mutatis mutandis.
[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the first date above written.

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Diercksen
	Name:	John W. Diercksen
	Title:	Executive Vice President — Strategy, Planning and Development

NORTHERN NEW ENGLAND SPINCO INC.
By:	/s/ Stephen E. Smith
	Name:	Stephen E. Smith
	Title:	Vice President

FairPoint Communications, Inc. hereby acknowledges the terms of, and consents to, the foregoing amendment:

FAIRPOINT COMMUNICATIONS, INC.
By:	/s/ Shirley J. Linn
	Name:	Shirley J. Linn
	Title:	Executive Vice President and General Counsel